Exhibit 77 C for FHI 04/30/2006 N-SAR: Submission of Matters to a Vote of Shareholders

The Joint Annual Meeting of Shareholders of First Trust Strategic High Income Fund, First Trust Value Line 100 Fund, Energy Income and
Growth Fund, First Trust/Fiduciary Asset Management Covered Call
Fund, First Trust/Aberdeen Global Opportunity Income Fund and First Trust/FIDAC Mortgage Income Fund was held on April 17, 2006. At the
Annual Meeting, the Fund's Board of Trustees, consisting of James A. Bowen, Niel B. Nielson, Thomas R. Kadlec and Richard E. Erickson, was elected to serve an additional one-year term. The number of votes cast for James A. Bowen was 4,580,468, the number of votes withheld was 227,795 and the number of abstentions was 3,996,973. The number of votes cast for Niel B. Nielson was 4,578,668, the number of votes withheld was 229,595 and the number of abstentions was 3,996,973. The number of votes cast for Richard E. Erickson was 4,582,887, the number of votes withheld was 225,376 and the number of abstentions was 3,996,973. The number of votes cast for Thomas R. Kadlec was 4,581,637, the number of votes withheld was 226,626 and the number of abstentions was 3,996,973.

Also at the Annual Meeting of Shareholders of the Fund, the Shareholders approved a new sub-advisory agreement with Valhalla. The number of votes cast was 3,378,452, the number of votes withheld was 295,703 and the number of abstentions was 5,131,081.